EXHIBIT 17

   Permanent Bancorp, Inc., Holding Company for Permanent Federal Savings
   Bank

   June 18, 1997

   LaSalle/Kross Partners, L.P.
   350 E. Michigan Avenue, Suite 500
   Kalamazoo, Michigan 49007
   Attn:  Richard J. Nelson

   Dear Mr. Nelson:

        I have reviewed your letter of June 13, 1997 with the Company's Board of Directors in which you provided detailed information regarding the credentials of Mr. Terry G. Johnston. At its meeting held on June 17, 1997, the Board determined not to take action with regard to expanding the size of the board and nominating Mr. Johnston to the Board of Directors of Permanent Bancorp, Inc.

        Thank you for your interest in Permanent Bancorp, Inc.

   Very truly yours,

   /s/ Donald P. Weinzapfel

   Donald P. Weinzapfel
   Chairman of the Board and
   President

   DPW/jp



   101 Southeast Third Street P.O. Box 1227 Evansville, Indiana 47706-1227 812/428-6800